The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated December 5, 2017.

Preliminary Pricing Supplement No. K936 To the Product Supplement No. IR-I dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 December 5, 2017

Financial Products

$ 12.00% per annum Coupon Buffered Securities due December 18, 2018 Linked to the Spread Between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

•	The securities do not guarantee any return of principal at maturity.

•	The payment at maturity, if any, will be based on the spread on the Valuation Date (the “Final Reference Rate Spread”) between the 30-Year U.S. Dollar ICE Swap Rate (“30CMS”) and the 2-Year U.S. Dollar ICE Swap Rate (“2CMS”) as compared to the “Initial Reference Rate Spread. Similar to a “yield curve” of fixed rates and varying maturities, the Final Reference Rate Spread is a general measure of expected longer term rates on the Valuation Date, such as the 30CMS, relative to expected shorter term rates on the Valuation Date, such as the 2CMS. See “About the Reference Rate Spread” in this pricing supplement. You should not invest in the securities if you do not understand the Reference Rate Spread or if you are unwilling to lose all of your investment.

•	We will pay a coupon at a Coupon Rate of 12.00% per annum on each Coupon Payment Date. The Coupon Rate is fixed and is not tied to the Reference Rate Spread. Coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the Maturity Date.

•	At maturity, if the Final Reference Rate Spread is greater than or equal to the Buffer Level, investors will receive the principal amount of the securities they hold. However, if the Final Reference Rate Spread is less than the Buffer Level, investors will be exposed on a leveraged basis to the decline in the Reference Rate Spread. A very small negative change in the Final Reference Rate Spread as compared to the Initial Reference Rate Spread can result in a significant loss on the securities. You could lose your entire investment.

•	Senior unsecured obligations of Credit Suisse maturing December 18, 2018. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities are expected to price on or about December 13, 2017 (the “Trade Date”) and are expected to settle on or about December 18, 2017 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts may pay a purchase price of at least $985 per $1,000 principal amount of securities, and CSSU or any other agent will forgo any fees with respect to such sales.

(2) We or any agent (one of which may be our affiliate) may pay varying discounts and commissions of up to $45 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $930 and $960 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

December , 2017

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Reference Rates:	30CMS and 2CMS
Reference Rate Spread:	The Reference Rate Spread, as of any date, is the spread between the 30CMS on such date and the 2CMS on such date, according to the following formula: 30CMS - 2CMS, rounded to the nearest third decimal place.
Similar to a “yield curve” of fixed rates and varying maturities, the Final Reference Rate Spread is a general measure of expected longer term rates on the Valuation Date, such as the 30CMS, relative to expected shorter term rates on the Valuation Date, such as the 2CMS. See “About the Reference Rate Spread” in this pricing supplement. Accordingly, if you believe that longer term rates, including the 30CMS, will decline on the Valuation Date relative to shorter term rates, including the 2CMS, on the Valuation Date (similar to a “flattening” or “inversion” of a “yield curve”) then you should not invest the securities. In addition, you should not invest in the securities if you do not understand the Reference Rates and the factors that may influence the levels of the Reference Rates. See “Selected Risk Considerations — The Reference Rates are complex and may not reflect short-term or to long-term interest rates” and “About the Reference Rate Spread” in this pricing supplement.
30CMS:	The 30-Year U.S. Dollar ICE Swap Rate is, on any U.S. Government Securities Business Day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity, expressed as a percentage, that appears on Reuters Page <ICESWAP1> (or any successor page as determined by the calculation agent) as of 11:00 a.m., New York City time, on that day. ICE Benchmark Administration Limited is the benchmark administrator of the 30-Year CMS Rate, and the official name of the 30-Year CMS Rate is the “30-Year ICE Swap Rate.”
2CMS:	The 2-Year U.S. Dollar ICE Swap Rate is, on any U.S. Government Securities Business Day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity, expressed as a percentage, that appears on Reuters Page <ICESWAP1> (or any successor page as determined by the calculation agent) as of 11:00 a.m., New York City time, on that day. ICE Benchmark Administration Limited is the benchmark administrator of the 2-Year CMS Rate, and the official name of the 2-Year CMS Rate is the “2-Year ICE Swap Rate.”
Coupon Rate:	The Coupon Rate is 12.00% per annum. Coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the Maturity Date. The Coupon Rate is fixed and is not tied to the Reference Rate Spread.
Coupon Payment Dates:	Coupons will be paid in arrears on January 18, 2018, February 20, 2018, March 19, 2018, April 18, 2018, May 18, 2018, June 18, 2018, July 18, 2018, August 20, 2018, September 18, 2018, October 18, 2018, November 19, 2018 and the Maturity Date. If any Coupon Payment Date is not a business day, the coupon will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any coupon will not be adjusted in respect of any postponement of a Coupon Payment Date and no interest or other payment will be payable hereon because of any such postponement of a Coupon Payment Date. Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that the coupon payable on the Maturity Date will be payable to the person to whom the Redemption Amount is payable.
Redemption Amount:	At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of one plus the Reference Rate Spread Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Reference Rate Spread Return:	•	If the Final Reference Rate Spread is greater than or equal to the Buffer Level, the Reference Rate Spread Return will equal zero.
	•	If the Final Reference Rate Spread is less than the Buffer Level, the Reference Rate Spread Return will be calculated as follows:

Downside Participation Rate × [	Final Reference Rate Spread – Initial Reference Rate Spread Initial Reference Rate Spread	+ Buffer Amount]

If the Final Reference Rate Spread is less than the Buffer Level, you will be exposed on a leveraged basis to the decline in the Reference Rate Spread and will receive less than the principal amount of your securities at maturity. You could lose your entire investment. A very small negative change in the Reference Rate Spread can result in a significant loss on the securities. You should not invest in the securities if you do not understand the Reference Rate Spread or if you are unwilling to lose all of your investment.
Downside Participation Rate:	The quotient of 100% and 40%, which is 250%.
Buffer Level:	0.2572%, which is 40% of the Initial Reference Rate Spread.
Buffer Amount:	60% (the percentage of the Initial Reference Rate Spread used to determine the Buffer Level)
Initial Reference Rate Spread:	0.643%, which is the Reference Rate Spread on the Strike Date.
Final Reference Rate Spread:	The Reference Rate Spread on the Valuation Date. In no event, however, will the Final Reference Rate Spread be less than zero.
Strike Date:	November 30, 2017
Valuation Date:	December 13, 2018. In the event that the scheduled Valuation Date is not a U.S. Government Securities Business Day, the Valuation Date will be the immediately following U.S. Government Securities Business Day.
Maturity Date:	December 18, 2018, subject to postponement if the scheduled Valuation Date is not a U.S. Government Securities Business Day and as set forth in any accompanying product supplement under “Description of the Securities—Maturity date.” If the Valuation Date is postponed because the scheduled Valuation Date is not a U.S. Government Securities Business Day, then the Maturity Date will be the postponed to the fifth business day following the Valuation Date as so postponed. If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
CUSIP:	22550BSG9
Fallback Provisions:	If 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ICESWAP1 Page on any day on which the Reference Rate must be determined, such affected rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. IR-I dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006318/dp77919_424b2-iri.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

About the Reference Rate Spread

Payment of principal at maturity, if any, is linked to the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—30CMS and 2CMS.  A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity, as more fully described in the section “About Constant Maturity Swap Rates” below.  Similar to a “yield curve” of the yield on fixed rate instruments of varying maturities, the relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis. The graphs below illustrate hypothetical CMS rate curves and do not represent any actual CMS rate curve.

In normal market conditions, longer-term CMS rates are typically greater than shorter-term CMS rates, as illustrated in the first graph above. However, CMS rates do not always exhibit this relationship and, at times, longer-term CMS rates may be less than short-term CMS rates, as illustrated in the second graph above.

Because the securities are linked to the spread between the 30CMS and the 2CMS, or the “Reference Rate Spread,” the payment at maturity, if any, will depend on changes in the “steepness” of the CMS rate curve on the Valuation Date. If the CMS rate curve “steepens” as of the Valuation Date, such that the spread between the 30CMS and the 2CMS becomes greater, you will receive your principal at maturity.  You will not capture at maturity any increase in that steepness or appreciation in the greater increase the 30CMS relative to the 2CMS.  Conversely, if the CMS rate curve “flattens” or becomes inverted as of the Valuation Date, such that the spread between 30CMS and 2CMS becomes smaller or negative, you could lose a significant amount, and potentially all, of your investment. You should not invest in the securities if you do not understand the Reference Rate Spread, the CMS rate curve or have no view on long-term rates relative to short-term rates as of the Valuation Date.

The Reference Rate Spread is influenced by a number of complex economic factors, including those that affect CMS rates generally. However, the payment on the securities will depend not on how the relevant economic factors affect any one CMS rate or even CMS rates generally, but rather on how those factors affect CMS rates of different maturities differently. For example, if the relevant economic factors lead to a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the Reference Rate Spread will decrease. Conversely, if CMS rates decrease generally but shorter-term rates decrease by more than longer-term rates, the Reference Rate Spread will increase.

Although there is no single factor that determines CMS spreads, CMS spreads have historically tended to fall when short-term interest rates rise. As with CMS rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the securities that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the Reference Rate Spread. In that event, the payment at maturity may be significantly less than the principal amount of the securities. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions. Furthermore, it is important to understand that the Reference Rate Spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

About Constant Maturity Swap Rates

A CMS rate for a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity. A conventional fixed-for-floating U.S. dollar interest rate swap is an agreement between two parties to exchange payment streams in U.S. dollars over a given period of time, where one party pays a fixed rate (the “fixed leg”) and the other party pays a floating rate that is reset periodically based on 3-month U.S. dollar LIBOR (the “floating leg”). For example, the 30CMS at any given time is a market rate for the fixed leg of a fixed-for-floating U.S. dollar interest rate swap with a maturity of 30 years and a floating rate reset periodically based on 3-month U.S. dollar LIBOR. 3-month U.S. dollar LIBOR is a measure of the rate at which banks lend U.S. dollars to each other for a period of 3 months in the London interbank market.

In general, 30CMS is a market indicator of long-term interest rates and the 2CMS is a market indicator of short-term interest rates.  However, there may be other, more accurate or more stable, indications of long-term and short-term interest rates.  In addition, many complex economic factors may influence CMS rates, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates over the period of time covered by the applicable CMS rate;

•	current market expectations about inflation over the period of time relevant to the applicable CMS rate;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	the perceived creditworthiness of the banks that participate in the interest rate swap market and the London interbank loan market; and

•	general credit and economic conditions in global markets, and particularly in the United States.

You should not invest in the securities if you do not understand CMS rates.

Hypothetical Redemption Amounts at Maturity

The table and examples below illustrate hypothetical Redemption Amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of the Reference Rate Spread and, in the case of the table, total coupons over the term of the securities. The table and examples below assume (i) the Initial Reference Rate Spread is 0.643%, (ii) the Coupon Rate is 12.00% per annum, (iii) the term of the securities is exactly one year, (iv) the Downside Participation Rate is 250%, (v) the Buffer Amount is 60% and (vi) the Buffer Level is 0.2572% (or 40% of the Initial Reference Rate Spread). The actual Initial Reference Rate Spread, Coupon Rate, Downside Participation Rate, Buffer Level and Buffer Amount are set forth in “Key Terms” herein.

The hypothetical Redemption Amounts and total coupons set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Reference Rate Spread. It is not possible to predict whether or by how much the Final Reference Rate Spread will be less than the Buffer Level. You should consider carefully whether the securities are suitable to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and examples below have been rounded for ease of analysis.

TABLE: Hypothetical Redemption Amounts

Final Reference Rate Spread	Percentage Change from the Initial Reference Rate Spread to the Final Reference Rate Spread	Reference Rate Spread Return	Redemption Amount (excluding coupons)	Total Coupons	Total Payment per $1,000 Principal Amount of Securities
1.286%	100%	0%	$1,000	$120	$1,120
1.222%	90%	0%	$1,000	$120	$1,120
1.157%	80%	0%	$1,000	$120	$1,120
1.093%	70%	0%	$1,000	$120	$1,120
1.029%	60%	0%	$1,000	$120	$1,120
0.965%	50%	0%	$1,000	$120	$1,120
0.900%	40%	0%	$1,000	$120	$1,120
0.836%	30%	0%	$1,000	$120	$1,120
0.772%	20%	0%	$1,000	$120	$1,120
0.707%	10%	0%	$1,000	$120	$1,120
0.643%	0%	0%	$1,000	$120	$1,120
0.579%	−10%	0%	$1,000	$120	$1,120
0.514%	−20%	0%	$1,000	$120	$1,120
0.450%	−30%	0%	$1,000	$120	$1,120
0.386%	−40%	0%	$1,000	$120	$1,120
0.322%	−50%	0%	$1,000	$120	$1,120
0.257%	−60%	0%	$1,000	$120	$1,120
0.251%	−61%	−2.50%	$975	$120	$1,095
0.193%	−70%	−25%	$750	$120	$870
0.129%	−80%	−50%	$500	$120	$520
0.064%	−90%	−75%	$250	$120	$370
0.000%	−100%	−100%	$0	$120	$120

The following examples illustrate how the Redemption Amount is calculated.

Example 1: Example 1 assumes the Reference Rate Spread increases by 50% from the Initial Reference Rate Spread of 0.643% to the Final Reference Rate Spread of 0.9645%. Because the Final Reference Rate Spread is greater than or equal to the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities. Even though the Final Reference Rate Spread is greater than the Initial Reference Rate Spread, you will not participate in the appreciation of the Reference Rate Spread.

Example 2: Example 2 assumes the Reference Rate Spread decreases by 10% from the Initial Reference Rate Spread of 0.643% to the Final Reference Rate Spread of 0.5787%. Because the Final Reference Rate Spread is greater than or equal to the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 3: Example 3 assumes the Reference Rate Spread decreases by 70% from the Initial Reference Rate Spread of 0.643% to the Final Reference Rate Spread of 0.1929%. The determination of the Redemption Amount when the Final Reference Rate Spread is less than the Buffer Level is as follows:

Reference Rate Spread Return	=	Downside Participation Rate × [((Final Reference Rate Spread - Initial Reference Rate Spread) / Initial Reference Rate Spread) + Buffer Amount]
	=	250% × [−70% + 60%]
	=	−25%
Redemption Amount	=	$1,000 × (1 + Reference Rate Spread Return)
	=	$1,000 × 0.75
	=	$750

In this example, because the Final Reference Rate Spread is less than the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $750 per $1,000 principal amount of securities based on a leveraged exposure to the depreciation in the Reference Rate Spread from the Initial Reference Rate Spread to the Final Reference Rate Spread below the Buffer Level. In this scenario, you will lose 25% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the negative performance of the Reference Rate Spread and the loss on the securities) of 45%.

Example 4:

Example 4 assumes the Reference Rate Spread decreases by 90% from the Initial Reference Rate Spread of 0.643% to the Final Reference Rate Spread of 0.0643%. The determination of the Redemption Amount when the Final Reference Rate Spread is less than the Buffer Level is as follows:

Reference Rate Spread Return	=	Downside Participation Rate × [((Final Reference Rate Spread - Initial Reference Rate Spread) / Initial Reference Rate Spread) + Buffer Amount]
	=	250% × [−90% + 60%]
	=	−75%
Redemption Amount	=	$1,000 × (1 + Reference Rate Spread Return)
	=	$1,000 × 0.25
	=	$250

In this example, because the Final Reference Rate Spread is less than the Buffer Level, at maturity you would be entitled to receive a Redemption Amount equal to $250 per $1,000 principal amount of securities based on a leveraged exposure to the depreciation in the Reference Rate Spread from the Initial Reference Rate Spread to the Final Reference Rate Spread below the Buffer Level. In this scenario, you will lose 75% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the negative performance of the Reference Rate Spread and the loss on the securities) of 15%. A comparison of this example with the previous example illustrates the diminishing benefit of the effective buffer as the Reference Rate Spread decreases.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Rates. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the Final Reference Rate Spread is less than the Buffer Level, you will be exposed to such negative performance on a leveraged basis, which will progressively offset the protection that the Buffer Amount would offer. In such case, the Reference Rate Spread Return will be calculated as follows: (i) the Downside Participation Rate of 250% multiplied by (ii) the sum of (a) the Final Reference Rate Spread minus the Initial Reference Rate Spread divided by the Initial Reference Rate Spread, and (b) the Buffer Amount. Accordingly, the lower the Final Reference Rate Spread, the less benefit you will receive from the buffer. You could lose your entire investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	A VERY SMALL NEGATIVE CHANGE IN THE REFERENCE RATE SPREAD CAN RESULT IN A SIGNIFICANT LOSS ON THE SECURITIES — Assuming a hypothetical Initial Reference Rate Spread of 0.643%, investors will be taking the view that the Final Reference Rate Spread will not be less than 0.2572%. A Final Reference Rate Spread of 0.0643% would represent a 90% decline in the Reference Rate Spread relative to the Initial Reference Rate Spread (i.e., 0.0643% is 10% of 0.643%) despite being only a 0.5787 percentage point decrease in the actual Reference Rate Spread. In this case, because the Final Reference Rate Spread is less than the Buffer Level, your payment at maturity would be only $250 per $1,000 principal amount of securities.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — The securities will not pay more than the principal amount, plus the final coupon, at maturity, regardless of the movement of the Reference Rate Spread. Even if the Final Reference Rate Spread is greater than the Initial Reference Rate Spread, you will not participate in the increase of the Reference Rate Spread. Assuming the securities are held to maturity and the term of the securities is exactly nine months, the maximum amount payable with respect to the securities (excluding coupons) is $1,000 for each $1,000 principal amount of the securities. The Coupon Rate is fixed and is not tied to the Reference Rate Spread.

•	THE HISTORICAL PERFORMANCE OF THE REFERENCE RATES IS NOT AN INDICATION OF FUTURE PERFORMANCE — The historical performance of the Reference Rates should not be taken as an indication of future performance during the term of the securities. Changes in the level of the Reference Rates will affect the trading price of the securities, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the Reference Rates will be positive.

•	THE RETURN ON THE SECURITIES IS BASED ON MOVEMENTS IN THE REFERENCE RATE SPREAD — The Redemption Amount will depend on movements in the Reference Rate Spread, which reflects the difference between 30CMS and 2CMS. If the spread between 30CMS and 2CMS narrows sufficiently such that the Final Reference Rate Spread is less than the Buffer Level, investors will be exposed on a leveraged basis to the decline in the Reference Rate Spread. The Reference Rate Spread can decline when 30CMS depreciates, when 2CMS appreciates, or even when both 30CMS and 2CMS appreciate or depreciate. Any appreciation in 2CMS or depreciation in 30CMS can have a negative effect on the value of the securities.

•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The Reference Rate Spread is based on hypothetical interest rate swaps referencing three-month LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator after 2021. It is not possible to predict the effect that this announcement will have on the value of the securities and the payment at maturity of the securities.

•	THE PROBABILITY THAT THE FINAL REFERENCE RATE SPREAD WILL BE LESS THAN THE BUFFER LEVEL WILL DEPEND ON THE VOLATILITY OF THE REFERENCE RATE SPREAD — “Volatility” refers to the frequency and magnitude of changes in the Reference Rate Spread. The greater the expected volatility with respect to the Reference Rate Spread on the Strike Date, the higher the expectation as of the Strike Date that the Final Reference Rate Spread could be less than the Buffer Level, indicating a higher expected risk of loss on the securities. The terms of the securities are set, in part, based on expectations about the volatility of the Reference Rate Spread as of the Strike Date. The volatility of the Reference Rate Spread can change significantly over the term of the securities. The Reference Rate Spread could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Rate Spread and the potential to lose a significant amount of your principal at maturity.

•	YOU WILL BE SUBJECT TO RISKS RELATING TO THE RELATIONSHIP BETWEEN THE REFERENCE RATES — It is impossible to predict whether the Reference Rates will rise or fall. Movements in the Reference Rates may be correlated or uncorrelated, and such correlation (or lack thereof) could have an adverse effect on your return on the securities. The correlation of the Reference Rates represents a statistical measurement of the degree to which the changes in the Reference Rates are similar to each other over a given period of time. The correlation between the Reference Rates is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., both Reference Rates are increasing together or decreasing together and the ratio of their daily changes has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the Reference Rates) and -1.0 indicating perfect negative correlation (i.e., as one Reference Rate increases, the other Reference Rate decreases and the ratio of their daily changes has been constant).

The lower (or more negative) the correlation between the Reference Rates, the less likely it is that the Reference Rates will move in the same direction. For example, the Reference Rate Spread will decline if (i) the 30CMS decreases or remains constant while the 2CMS increases or (ii) the 30CMS decreases while the 2CMS increases or remains constant. However, even if the Reference Rates move in the same direction (i.e., exhibit a positive correlation), if (i) the 2CMS increases by more than the 30CMS increases or (ii) the 30CMS decreases by more than the 2CMS decreases, the Reference Rate Spread will narrow and the Final Reference Rate Spread could be less than the Buffer Level. Any of these scenarios increases the likelihood that the Final Reference Rate Spread will be less than the Buffer Level, which results in a greater potential for a loss of some or all of your principal at maturity. As a result, you are not only taking market risk on each Reference Rate, you are also taking a risk relating to the relationship (or lack thereof) between the Reference Rates.

•	THE REFERENCE RATES ARE COMPLEX AND MAY NOT REFLECT SHORT-TERM AND LONG-TERM INTEREST RATES — The market generally views the 30CMS as a general indicator of long-term interest rates and the 2CMS as a general indicator of short-term interest rates. However, the calculation of the Reference Rates is complex and many factors may influence the levels of the Reference Rates over the term of the securities, including on the Valuation Date. In addition, there may be other more accurate or stable indications of short-term and long-term interest rates. As a result, you should not invest in the securities if you do not understand the Reference Rates and the factors that may influence the levels of the Reference Rates over the term of the securities.

•	THE WAY A REFERENCE RATE IS CALCULATED MAY CHANGE IN THE FUTURE, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The publisher of the Reference Rates may change the method by which it calculates a Reference Rate. Changes in the way a Reference Rate is calculated could reduce the level of such Reference Rate, which could reduce the value of your securities.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Strike Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	HEDGING AND TRADING ACTIVITY — We or any of our affiliates may carry out hedging activities related to the securities, including in instruments related to the Reference Rates. We or our affiliates may also trade instruments related to the Reference Rates from time to time. Any of these hedging or trading activities as of the Strike Date and during the term of the securities could adversely affect our payment to you at maturity.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the Price to Public.” Therefore, in addition to the Reference Rate Spread, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Reference Rates;

o	the expected and actual correlation, if any, between the Reference Rates;

o	the time to maturity of the securities;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Reference Rates or markets generally and which may affect the Reference Rate Spread; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as described in “United States Federal Tax Considerations” below. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the securities, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Strike Date and during the term of the securities (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Reference Rates and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Reference Rate Spread based on the closing levels of the Reference Rates from January 2, 2007 through November 30, 2017. The Reference Rate Spread on November 30, 2017 was 0.643%. In no event will the Final Reference Rate Spread be less than zero (indicated by the solid red line). We obtained the historical information below from Bloomberg, without independent verification.

When reviewing the historical performance of the Reference Rate Spread, it is important to understand that a very small negative change in the Reference Rate Spread can result in a significant loss on the securities. If the Reference Rate Spread narrows sufficiently such that the Final Reference Rate Spread is less than the Buffer Level, investors will be exposed on a leveraged basis to the decline in the Reference Rate Spread below the Buffer Level. You could lose your entire investment.

You should not take the historical levels of the Reference Rates as an indication of future performance of the Reference Rates or the securities. Any historical trend in the Reference Rate Spread during any period set forth below is not an indication that the Reference Rate Spread is more or less likely to increase or decrease at any time over the term of the securities.

For additional information on the Reference Rate Spread, see “The Reference Rates” in the accompanying underlying supplement.

United States Federal Tax Considerations

Prospective investors should note that the discussion under the section called “Material United States Federal Income Tax Considerations” in the accompanying product supplement does not apply to the securities issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the securities. It applies to you only if you are an initial holder of a security that purchases the security for cash at its stated principal amount, and holds the security as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•	a financial institution;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the securities;

•	a person holding the securities as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” with respect to a security;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	an entity classified as a partnership for U.S. federal income tax purposes;

•	a “regulated investment company”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”; or

•	a person subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the securities or a partner in such a partnership, you should consult your tax advisor as to the particular U.S. federal income tax consequences of holding and disposing of the securities to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effect of any applicable state, local or non-U.S. tax laws or the potential application of the Medicare contribution tax. You should consult your tax advisor about the application of the U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the securities), as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Securities

Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal tax consequences of an investment in the securities. In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable under current law to treat the securities for U.S. federal income tax purposes as a derivative contract with respect to the Reference Rate Spread (the “Derivative Contract”), secured by a cash deposit equal to the stated principal amount of the security (the “Deposit”), and to treat the Derivative Contract as an option written by you that, if exercised, requires you to pay at maturity an amount equal to the Deposit in exchange for an amount determined by reference to the final value of the Reference Rate Spread (the “Put Option”). However, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible that could materially affect the timing and character of income or loss you recognize on the securities.

Our counsel’s opinion is based on current market conditions, and is subject to confirmation based on market conditions as of the Trade Date. Any changes to market conditions from the date hereof may affect the tax treatment and resulting consequences of owning a security. Any changes to the discussion below regarding the treatment of the securities will be reflected in the final pricing supplement.

Under this treatment:

•	a portion of each coupon paid with respect to the securities will be attributable to interest on the Deposit; and

•	the remainder will represent premium attributable to your grant of the Put Option (“Put Premium”).

We will specify in the final pricing supplement the portion of each coupon that we will allocate to interest on the Deposit and to Put Premium, respectively.

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with this treatment. Accordingly, you should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the securities. Unless otherwise stated, the following discussion is based on the treatment of each security as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Coupon Payments. The following discussion assumes that the “issue price” of the Deposit will be equal to the principal amount of the securities. As noted above, it also assumes that you purchase the securities for their principal amount. If you purchase a security for a price other than the principal amount, the tax treatment of the Deposit could differ from the treatment described below. In particular, you could be required to include in income, over the term of the securities, the amount of any discount from the principal amount of the securities at which you purchase the securities. You should consult your tax advisor as to the consequences of buying the securities for other than the principal amount, including whether some or all of the discount should be attributable to the Put Option rather than the Deposit.

Because the term of the securities is not more than one year, the Deposit generally should be treated as a “short-term obligation” issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Under this treatment, if you are an accrual-method holder, or a cash-method holder who so elects, you will be required to include the discount in income as it accrues on a straight-line basis, unless you elect to accrue the discount on a constant-yield method based on daily compounding. If you are a cash-method holder who does not elect to accrue the discount in income currently, (i) you should include interest paid on the Deposit upon receipt and (ii) you will be required to defer deductions for interest paid on any indebtedness you incurred to purchase or carry the securities in an amount not exceeding the amount of accrued discount, if any, that you have not included in income.

The Put Premium should not be taken into account prior to maturity or disposition of the securities.

Sale or Exchange Prior to Retirement. Upon a sale or exchange of a security prior to retirement, you should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange. If the value of the Put Option is negative, you should be treated as having made a payment of such negative value to the purchaser in exchange for the purchaser’s assumption of the Put Option, in which case a corresponding amount should be added to the amount realized in respect of the Deposit.

You should recognize short-term capital gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (other than any amount attributable to accrued interest on the Deposit, which should be treated as a payment of interest) and (ii) your basis in the Deposit (i.e., the price you paid to acquire the security).

You should recognize short-term capital gain or loss in respect of the Put Option in an amount equal to the total Put Premium you previously received, decreased by the amount deemed to be paid by you, or increased by the amount deemed to be paid to you, in exchange for the purchaser’s assumption of the Put Option.

Tax Treatment at Retirement. The coupon received upon retirement will be treated as described above under “Coupon Payments.”

If a security is retired for its stated principal amount (without taking into account any coupon), the Put Option should be deemed to have expired unexercised, in which case you should recognize gain in an amount equal to the sum of all payments of Put Premium received, including the Put Premium received upon retirement.

At maturity, if you receive an amount of cash that is different (without taking into account the final coupon) from the stated principal amount of a security, the Put Option should be deemed to have been exercised and you should be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, you should recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the sum of the total Put Premium received (including the Put Premium received at maturity) plus the cash you receive at maturity, excluding the final coupon, and (ii) the Deposit.

Because of the lack of authority addressing the tax treatment of financial instruments linked to the Reference Rate Spread or a similar underlying market measure, there is significant uncertainty regarding whether gain or loss recognized with respect to the Put Option at the retirement of a security should be treated as capital gain or loss or as ordinary income or loss.  This determination could have a significant effect on the tax consequences to you of owning a security.  Among other things, if you are an individual, an ordinary loss that you recognize may be subject to the 2% floor on “miscellaneous itemized deductions.” While our tax counsel believes that it would be reasonable to treat any such gain or loss as capital gain or loss, in light of the significant uncertainty regarding this issue you should consult your tax advisor regarding the character of this gain or loss.

Possible Alternative Tax Treatments of an Investment in the Securities

As discussed above, the tax treatment of the securities is unclear. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the securities.

Even if the treatment of a security as a Deposit and a Derivative Contract is respected, the Derivative Contract could be determined to be a “notional principal contract” instead of a Put Option.  In that event, because there are no currently effective regulations that comprehensively address the treatment of income and deductions on a notional principal contract providing for contingent payments, the timing and character of income and deductions on the Derivative Contract would be unclear.  You would likely be required to recognize income during the term of the securities with respect to the Derivative Contract, in an amount that could differ from the portion of the coupons that is attributable to the Derivative Contract.  In addition, any income or loss you recognized at maturity of the securities would likely be ordinary income or loss (which, if you are an individual, might be subject to the 2% floor on “miscellaneous itemized deductions”).

Alternatively, a security could be treated as a debt instrument issued by us, in which case the timing and character of taxable income with respect to coupons paid on the securities would differ from that described herein and all or a portion of any gain you realize would generally be treated as ordinary income. In addition, you could be subject to special reporting requirements if any loss exceeded certain thresholds. Under other possible treatments, the entire coupon on the securities might either be (i) treated as income to you at the time received or accrued or (ii) not accounted for separately as giving rise to income to you until the sale, exchange or retirement of the securities.

Other possible U.S. federal income tax treatments of the securities are possible that could also affect the timing and character of income or loss with respect to the securities. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

There is significant uncertainty regarding the proper U.S. federal tax treatment of the securities. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and potential changes in applicable law.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a security that is:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

You are not a Non-U.S. Holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States subject to certain special rules. If you are or may become such a beneficial owner during the period in which you hold a security, you should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the securities to you.

Subject to the discussion below regarding “FATCA,” under current law, you generally should not be subject to U.S. federal withholding or income tax in respect of payments on the securities or amounts received on the sale, exchange or retirement of the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you provide to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that you are not a U.S. person.

If you are engaged in a U.S. trade or business, and if income from the securities is effectively connected with the conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to that income in the same manner as if you were a U.S. Holder, unless an applicable income tax treaty provides otherwise. In this event, if you are a corporation, you should also consider the potential application of a 30% (or lower treaty rate) branch profits tax.

The U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance could materially and adversely affect the withholding tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the securities and potential changes in applicable law.

The proper tax treatment of the securities is uncertain. While we currently do not intend to withhold on payments on the securities to Non-U.S. Holders (subject to the discussion below regarding “FATCA” and the Form W-8 certification requirement described above), in light of the uncertain treatment of the securities other persons having withholding or information reporting responsibility in respect of the securities may treat some or all of each coupon paid on a security as subject to withholding tax at a rate of 30%. Moreover, it is possible that in the future we may determine that we should withhold at a rate of 30% on coupons paid on the securities. We will not be required to pay any additional amounts with respect to amounts withheld.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder, or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty exemption, a security may be treated as U.S. situs property subject to U.S. federal estate tax. If you are such an individual or entity, you should consult your tax advisor regarding the U.S. federal estate tax consequences of an investment in the securities.

Information Reporting and Backup Withholding

Amounts paid on the securities, and payment of the proceeds of a taxable disposition of the securities, may be subject to information reporting and, if you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. If you are a Non-U.S. Holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). Withholding (if applicable) applies to payments of U.S.-source FDAP income and, for dispositions after December 31, 2018, to payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as providing for U.S.-source interest or dividends. Although the application of these rules to the securities is not entirely clear because the U.S. federal income tax treatment of the securities is unclear, it would be prudent to assume that a withholding agent will treat the securities as subject to the withholding rules under FATCA. If withholding applies to the securities, we will not be required to pay any additional amounts with respect to amounts withheld. You should consult your tax advisor regarding the potential application of FATCA to the securities.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. We may also agree to sell the securities to other agents that are parties to the distribution agreement. We refer to CSSU and other such agents as the “Agents.”

The distribution agreement provides that the Agents are obligated to purchase all of the securities if any are purchased.

The Agents may offer the securities at the offering price set forth on the cover page of this pricing supplement, may receive varying discounts and commissions of up to $40 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, the Agents may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

CSSU is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

Credit Suisse